SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE

Denver 1800 hours May 26th, 2011, Perth 0800 hours May 27th.

NORTH STOCKYARD PROJECT

Everett #1-15H (31% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Everett #1-15H well is today drilling ahead in the lateral at a measured depth of 13,107 feet. Previous operations saw the 7 inch casing cemented at a measured depth of 11,231 feet. This depth was 112 feet shorter than planned but should not compromise the well because this section will be cased when the 4 inch liner is installed.

The lateral is being drilled whilst observing characteristic oil and gas shows. The Everett #1-15H well is located in Township 154N, Range 99W, Section 15 in Williams County, North Dakota. The Everett #1-15H well is Samson’s sixth Bakken well in the North Stockyard Field.

Earl #1-13H (32% working interest)

Significant progress has been made in recovering the parted tubing string which was being used to drill the isolation plugs in the Earl #1-13H well. The remaining tubing and drilling assembly consists of a 1,200 feet section and the top of this fish has been conditioned such that it should be able to be extracted in the next 24 hours.

The Earl #1-13H well is located in Township 154N, Range 99W, Section 13 in Williams County, North Dakota.

HAWKSPRINGS PROJECT

Defender US 33 #2-29H (37.5% working interest post farmout)

The location of the Defender well, which will be the first of the Niobrara horizontals, has been agreed and is expected to spud in mid-July. This well is planned as a 4,000 foot lateral in the Niobrara ‘B’ zone and will be fully funded by our farminee. The direction of the lateral will be determined only after an orientated core is recovered from the vertical pilot hole. Examination of the core and its fracture orientation will be used to finalize the preferred direction of the lateral.

The Defender US 33 #2-29H well is located in Township 25N, Range 63W, Section 29 in Goshen County, WY.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN". Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 269million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs. Accordingly, based on the NYSE AMEX closing price of US$2.77 per ADS on May 26th, 2011 the company has a current market capitalization of approximately US$279 million. Correspondingly, based on the ASX closing price of A$0.13 on May 26th, 2011, the company has a current market capitalization of A$258 million. The options have been valued at their closing price of A$0.125 on May 26th, 2011 and translated to US$ at the current exchange of 1.06 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made herein that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.